[The Korea Development Bank Letterhead]

August 12, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Korea Development Bank and The Republic of Korea
Amendment No. 1 to Registration Statement Under Schedule B
U.S. Securities and Exchange Commission File No. 333-265886

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective at 11:00 a.m., New York time, on Tuesday, August 16, 2022, or as soon thereafter as practicable.

Very truly yours,

THE KOREA DEVELOPMENT BANK

By:	/s/ Sang Hoon Won
Name:	Sang Hoon Won
Title:	Head of Global Funding Team Treasury Department

[The Republic of Korea Letterhead]

August 12, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Korea Development Bank and The Republic of Korea
Amendment No. 1 to Registration Statement Under Schedule B
U.S. Securities and Exchange Commission File No. 333-265886

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective at 11:00 a.m., New York time, on Tuesday, August 16, 2022, or as soon thereafter as practicable.

Very truly yours,

THE REPUBLIC OF KOREA

By:	/s/ Minsik Shin
Name:	Minsik Shin
Title:	Financial Attaché Korean Consulate General in New York